UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2021 (May 25, 2021)

GALILEO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39092	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1049 Park Ave. 14A
New York, NY 10028

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (347) 517-1041

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one Redeemable Warrant	GLEO.U	The New York Stock Exchange
Ordinary Shares, par value $0.0001 per share	GLEO	The New York Stock Exchange
Warrants, each warrant exercisable for one Ordinary Share for $11.50 per share	GLEO WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed in the Form 12b-25 filed on May 17, 2021 by Galileo Acquisition Corp. (the “Company”), on April 12, 2021, the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement, among other things, highlighted the potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as the Company. The SEC Statement also clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. As a result of the SEC Statement, the Company required additional time to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”).

On May 25, 2021, the Company received a notice (the “Notice”) from the NYSE Regulation staff of the New York Stock Exchange (the "NYSE") stating that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual (the “Rule”) because it has not timely filed the Form 10-Q with the SEC. The Rule requires listed companies to timely file all required periodic financial reports with the SEC. The Notice has no immediate effect on the listing or trading of the Company’s securities. However, if the Company fails to timely regain compliance with the Rule, the Company’s securities will be subject to delisting from the NYSE.

On May 28, 2021, the Company filed its Form 10-Q and believes it is now in compliance with the NYSE’s continued listing requirements.

The Notice also specifies that, if the Company fails to file any subsequent periodic financial reports, the NYSE may, in its sole discretion, allow the Company’s securities to trade depending on specific circumstances and consider the Company’s request to continue to trade on NYSE. However, there can be no assurance that the Company may maintain compliance in the future, that the NYSE will accept any such request by the Company in the future or that the Company will be able to regain compliance if the Company is again delinquent in its filings. The NYSE may commence delisting procedures at any time during the period that is available to the Company to complete its securities filings, if circumstances so warrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GALILEO ACQUISITION CORP.
Dated: June 1, 2021
	By:	/s/ Luca Giacometti
		Name:	Luca Giacometti
		Title:	Chief Executive Officer and Chairman